UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     August 15,
2019
Joseph F. Lawler
JFL Partners Fund LP
2110 Ranch Road 620 S, #341732
Lakeway, Texas 78734

        Re:     Merrimack Pharmaceuticals, Inc.
                PRRN14A preliminary proxy statement filing made on Schedule 14A Filed on August 13, 2019 by JFL Partners Fund LP, et al.
                File No. 001-35409

Dear Mr. Lawler,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

Letter to Stockholders

1. Please refer to the following statement: "You can only vote for the Company's directors by signing and returning a proxy card provided by the Company." Please qualify this statement by indicating that stockholders may also vote for the Company's nominees via Internet, telephone or in person at the Annual Meeting.
2. The letter to shareholders references the "incumbent management slate." Given that the not all of the director candidates who populate the slate are incumbents, please revise to remove the implication that execution of the registrant's proxy card will only result in the reelection of directors who are presently serving Merrimack.
Background to the Solicitation, page 5
3. Please refer to the following statement: "On February 13, 2019, Dr. Lawler and Dr. Peters met in Boston, Massachusetts for dinner. The parties discussed the Company generally." If
   Dr. Lawler indicated at the February 13, 2019 meeting that JFL Capital was considering nominating Dr. Lawler to the Board, such a discussion would be specific and not "general"
   as represented. Please revise or advise.
 Joseph F. Lawler
JFL Partners Fund LP
August 15, 2019
Page 2

4. Please refer to the following statement: "On April 5, 2019, Dr. Lawler had a telephone conversation with Dr. Peters and Ms. Franchi. During the call, the parties discussed the discontinuation of the Company's drug candidate MM-310." If Dr. Lawler also inquired about potential strategic transactions, including the possibility of a reverse merger with a privately held company, please revise. In addition, if an April 10, 2019 discussion occurred with the registrant in which Mr. English inquired as to whether Merrimack's management was considering a reverse merger as one strategic alternative, please revise to include that information to remove the implication that the discussions were solely related to operations.
Total Shareholder Return, page 10
5. The participants assert that "...(...the Company's total shareholder returns have been negative over nearly every period outside of the last year)..." Please provide us with the factual foundation for this statement and specifically address the calculation of total returns from March 2012 through "its peak" in April 2015. Alternatively, please delete or modify the statement. Refer to Note b. of Rule 14a-9.
       We remind you that the participants are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions
cc:   Steve Wolosky, Esq.
Ryan Nebel, Esq.